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                             June 22, 2021

       Olivier Taelman
       Chief Executive Officer
       Nyxoah SA
       Rue Edouard Belin 12
       1435 Mont-Saint-Guibert, Belgium

                                                        Re: Nyxoah SA
                                                            Registration
Statement on Form F-1
                                                            Filed June 10, 2021
                                                            File No. 333-257000

       Dear Dr. Taelman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1, Filed June 10, 2021

       Cover Page

   1. We note that certain existing investors have indicated an interest to purchase in the offering. Please revise
to provide the aggregate amount the investors have indicated they would be interested in
purchasing and name any such investors that are affiliated with you or if such purchase by
such investor would materially affect the beneficial ownership table
                                                        (i.e., such investor
would hold over 3% ownership), and if so state the percentage change.
 Olivier Taelman
FirstName
Nyxoah SALastNameOlivier Taelman
Comapany
June       NameNyxoah SA
     22, 2021
June 22,
Page 2 2021 Page 2
FirstName LastName
Intellectual Property, page 114

2. We note your response to prior comment 3 and your revised disclosure of the minimum annual royalty payments you will make to Vanderbilt that are creditable against the earned royalties. Please revise your disclosure to include the earned royalty payment that you will make to Vanderbilt. Also please file as an exhibit any related agreements between the company and Vanderbilt.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tom Kluck at 202-551-3233 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      John Rudy, Esq.